SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 2, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated September 1, 2005 confirming its first half results for 2005.

September 1st, 2005

Groupe DANONE confirms its 2005 1st Half results

Following the review of its accounts by the auditors, Groupe DANONE confirms its preliminary 2005 1st Half Results, released on July 21st:

•	Sales increased by +6.5% on a like-for-like basis

•	Trading operating margin increased by +21 basis points to 13.3%

•	Underlying EPS (fully diluted) from continuing activities grew by +9.3%

•	Net income attributable to the parent decreased to €346 million, including a non-current net income of €179 million, mainly related to a provision of approximately €200 million (net of tax) on the Group’s participation in the HOD business in the US.

2005 audited 1st Half key figures :

€ millions	1st Half 2004	1st Half 2005	Change
Net Sales	6,257	6,437	+6.5% [1]
Trading Operating Income	820	857
Trading Operating Margin	13.1%	13.3%	+21 bps
Other operating items	(20)	(0)
Operating income	800	857
Cost of net debt	(56)	(67)
Other financial items	94	(17)
Income tax	(247)	(219)
Income from consolidated companies	591	554
Share in net income (loss) of affiliates	22	(133)
Net income from discontinued operations	23	23
Net income	636	444
Attributable to the parent	547	346
Attributable to minority interests	89	98

For further information:

Corporate Communication: 33 1 44 35 20 75 – Investor Relations Department: 33 1 44 35 20 76

GROUPE DANONE: 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

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€ millions	1st Half 2004	1st Half 2005	Change
Underlying net income from continuing operations	468	502	+7.3%
+ Non current net income from continuing operations	56	(179)
+ Net income from discontinued operations	23	23
= Net income attributable to the parent	547	346
Underlying earnings per share fully diluted from continuing activities	€1.83	€2.00	+9.3%
Free Cash Flow [2]	485	485
Shareholders’ equity (including minority interests) [3]	4,506	4,273
Net financial debt [3]	4,538	4,830

[1]	At constant scope of consolidation and exchange rates
[2]	Cash flow from operations – capital expenditure – change in working capital requirement
[3]	As of December 31st, 2004 and June 30th, 2005, respectively

2004 and 2005 figures are under IFRS.

The net income of Sauce business is reported on the line “discontinued operations”. Consequently, 2004 and 2005 Group sales and trading operating income exclude Sauce business.

The disposal of the Sauce business, in the UK and in the USA, to Heinz was completed on August 15th, 2005.

o o O o o

9 months sales for 2005 will be released on October 19th, 2005.

For further information:

Corporate Communication: 33 1 44 35 20 75 – Investor Relations Department: 33 1 44 35 20 76

GROUPE DANONE: 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: September 2, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer